SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 11, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	October 11, 2007

TAM, United Airlines Sign Codeshare Agreement

Frequent flyers of both airlines will enjoy mileage accrual and redemption, airlines will offer code-share flights between Brazil and the US

São Paulo, October 11, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) and United Airlines (NASDAQ: UAUA), a founding member of Star Alliance, filed a code-share application earlier this week with the U.S. Department of Transportation and Brazil’s ANAC. Following government approval, the agreement would also enable customers from both airlines to earn and redeem frequent flyer miles on the partner carrier.

The partnership will allow both companies to offer more flight options to passengers wanting to travel between Brazil and the United States. United Mileage Plus members will be able to earn and redeem miles on all TAM and TAM Mercosur operated flights, and TAM’s Fidelidade members will earn and redeem miles on United, Ted and United Express operated flights. The frequent flyer benefits are expected to begin later this year.

This announcement follows the Memorandum of Understanding signed by the carriers in São Paulo on May 21, 2007.

When the code-share flights start, it will be possible for TAM passengers to acquire tickets for flights operated by United Airlines between Brazil and the United States, departing Rio de Janeiro and São Paulo for the cities of Chicago and Washington, D.C.. Those flights will be commercialized by TAM with the JJ code. From Chicago and Washington, it will be possible for the passenger to connect to 35 points in the USA, including cities as Atlanta, Boston, Dallas, Denver, Las Vegas, Los Angeles, San Francisco, Seattle, among others.

United Airlines will also start to market flights with its UA code operated by TAM from Miami and New York to the cities of São Paulo and Manaus, allowing passengers to connect to several points in Brazil.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been domestic market leader since July 2003, closing the month of September 2007 with a 48.1% market share. The company flies to 47 destinations in Brazil. With commercial agreements signed with regional companies, it reaches 81 different destinations in Brazil itself. In September, TAM held a 69.8% market share among Brazilian airlines operating international flights. International operations include direct flights to eight destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Buenos Aires (Argentina), Santiago (Chile) and Caracas (Venezuela). On November 5, TAM will begin daily flight service to Montevideo (Uruguay). On November 30, it will begin flying daily to Frankfurt (Germany), and by December, to Madrid (Spain). Among the South American countries that TAM Mercosur serves are Asuncion and Ciudad del Este (Paraguay), Cordoba (Argentina), Santa Cruz de la Sierra and Cochabamba (Bolivia). The company maintains codeshare agreements with international companies allowing passengers to travel to a wide variety of destinations all over the world. A pioneer in Brazil's airline industry with the launch of its frequent flyer program Programa Fidelidade, TAM today has more than 4.3 million members and has issued 4.7 million tickets earned with frequent flyer points.

About United Airlines:
United Airlines is second among the world's largest airlines. With United Express and Ted, United Airlines operates more than 3,700 flights a day, serving more than 210 destinations from its hubs in Chicago, Washington, Los Angeles, San Francisco and Denver. Present in the Asia-Pacific region, Europe and Latin America, United is the largest international carrier based in the United States. United is a founding member of Star Alliance, which provides customers connections to 842 destinations in 142 countries worldwide. United's 56,000 employees reside in every U.S. state as well as other countries. From Brazil, it flies daily from Rio de Janeiro and Sao Paulo to O'Hare Airport in Chicago and Dulles Airport in Washington. News releases and other information about United can be found at the company's Web site www.united.com.br (in Portuguese) and www.united.com (in English).

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.